North Atlantic Acquisition Corporation

93 Mill Street

Zone 5, Central Business District

Qormi CBD 5090, Malta

VIA EDGAR

January 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:        North Atlantic Acquisition Corporation

Registration Statement on Form S-1

Filed January 4, 2021

File No. 333-251887

Dear Ms. Majmudar:

North Atlantic Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 12, 2021, regarding the Registration Statement on Form S-1 filed with the Commission on January 4, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed January 4, 2021

Prospectus Cover Page, page i

1.	We note the new disclosure on the cover page and elsewhere regarding a “contingent forward purchase contract.” However, reference to the form of agreement you filed as exhibit 10.9 makes clear that this agreement provides the sponsor with the option in its “sole discretion” to purchase none, all, or any portion of the securities in connection with any approved business combination (an “IBC”). In these circumstances, please revise your disclosure to clarify that the agreement constitutes an option to the sponsor in its sole discretion to purchase none, all, or a portion of the covered securities in connection with an IBC.

Response: The Company respectfully advises the Staff that it has revised disclosures throughout Amendment No. 1 in response to the Staff’s comment to state as follows:

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2021

“Our sponsor (or its designees) has agreed to enter into a contingent forward purchase contract with us, which provides our sponsor with an option to purchase, in its sole discretion, up to 10,000,000 units (or none or a portion of such securities, if it so chooses) for $10.00 each, in a private placement to occur concurrently with the closing of our initial business combination, for an aggregate purchase price of up to $100,000,000.”

Expression of Interest, page 22

2.	You provide new disclosure regarding “anchor investors” here and elsewhere in the prospectus. We note your disclosure that if your anchor investors purchase all of the Units subject to their indications of interest and vote in favor of a business combination, the number of votes from public shareholders needed to approve the transaction will be reduced. Where you discuss the percentage of public shares needed to approve a transaction here and throughout the prospectus, please add disclosure of the vote percentage required if the anchor investors vote their shares in favor of a transaction.

Response: The Company respectfully advises the Staff that it has revised disclosures throughout Amendment No. 1 in response to the Staff’s comment to state as follows:

“In the event that each of the anchor investors purchase all of their allotted units and vote them in favor of our initial business combination, no affirmative votes from other public shareholders would be required to approve our initial business combination.”

* * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gary Quin
Name: Gary Quin
Title: Chief Executive Officer

cc:   Ellenoff Grossman & Schole LLP

Davis Polk & Wardwell LLP